Exhibit 99.1

PRESS RELEASE

Hydrogenics Announces Resignation of
V. James Sardo from Board of Directors

Mississauga, Ontario – November 30, 2009 (NASDAQ: HYGS; TSX: HYG). Hydrogenics, a leading developer and manufacturer of hydrogen generation and fuel cell products, announced that V. James Sardo has resigned from his role as a director of Hydrogenics’ board of directors due to limitations on his availability because of other business activities and professional commitments. Mr. Sardo’s resignation is effective as of today, November 30, 2009.  Mr. Sardo has been a member of the board of directors since May, 2003 and has been a member of the audit committee and human resources and corporate governance committee of Hydrogenics.

“Due to other commitments, Jim felt he could no longer devote the time necessary to serve the interests of Hydrogenics to the best of his ability,” said Daryl Wilson, President and Chief Executive Officer.  “On behalf of the company and its shareholders, I would like to thank Jim for all of his hard work and dedication to our board during his tenure as a director. We are grateful to have had his counsel and insights over the years.”

Commenting on his resignation, Jim Sardo added, “I want to thank the other board members as well as Daryl and the management team for their support and fine contribution to the company.  These last seven years on the board have been highly rewarding, and I leave with the knowledge and confidence that that the interests of the shareholders are in capable hands.”

Hydrogenics has no immediate plans to fill the vacancy in the board left by Mr. Sardo’s departure.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains statements that are considered forward-looking statements concerning our objectives and strategies and management’s beliefs, plans, expectations and estimates and intentions about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business;  inability to address a sustained or broad economic recession, and its impact on our business, results of operations and financial condition; our limited operating history;  inability to implement our business strategy; fluctuations in our quarterly results;  failure to maintain our customer base that generates the majority of our revenues; currency fluctuations;  failure to maintain sufficient insurance coverage; changes in value of our identifiable intangible assets;  failure of a significant market to develop for our products;  failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations;  failure of uniform codes and standards for hydrogen-fuelled vehicles and related infrastructure to develop;  failure to compete with other developers and manufacturers of products in our industry;  failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties;  inability to obtain sufficient materials and components for our products from suppliers;  failure to manage expansion of our operations;  failure to manage foreign sales and operations;  failure to recruit, train and retain key management personnel;  inability to integrate acquisitions;  failure to develop adequate manufacturing processes and capabilities;  failure to complete the development of commercially viable products;  failure to produce cost-competitive products; failure or delay in field testing of our products;  failure to produce products free of defects or errors;  inability to adapt to technological advances or new codes and standards;  failure to protect our intellectual property; our involvement in intellectual property litigation;  and exposure to product liability claims.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied in the forward-looking statements contained herein and as such, you are cautioned not to place undue reliance on these forward-looking statements. Many of these risks are beyond our control and current expectation and knowledge.  Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results and performance may vary significantly from what we currently foresee.  You should exercise caution when considering any statements herein containing forward-looking statements and to not place undue reliance on such statements and underlying assumptions.  Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

For further information, contact:

Company Contact:	Investor Relations Contact:
Lawrence Davis, Chief Financial Officer	Chris Witty
(905) 361-3633	(646) 438-9385
investors@hydrogenics.com	cwitty@darrowir.com